

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2024

Han Ying
Chief Executive Officer
Gyre Therapeutics, Inc
12770 High Bluff Drive
Suite 150
San Diego, CA 92130

> **Re: Gyre Therapeutics, Inc**
> **Registration Statement on Form S-3**
> **Filed November 14, 2024**
> **File No. 333-283237**

Dear Han Ying:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tamika Sheppard at 202-551-8346 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Candice D. Johnson